

July 23, 2019

Birgitte Vartdal
Chief Executive Officer
Golden Ocean Group Ltd
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

>   **Re: Golden Ocean Group Ltd**
>   **Registration Statement on Form F-3**
>   **Filed July 18, 2019**
>   **File No. 333-230205**

Dear Ms. Vartdal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure